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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*


                             Donar Enterprises Inc.
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                                (Name of Issuer)


                     Common Stock, 0.001 Par Value Per Share
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                         (Title of Class of Securities)


                                    257674101
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                                 (CUSIP Number)


                                    Luc Voet
                             Rue de L'industrie, 19
                                  8069 Betrange
                                   Luxembourg
                               (011) 35 22 6313874
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 30, 2005
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

-----------------------
CUSIP No. 257674101
          ---------
-----------------------
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   1.     Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Wind Worth Luxembourg Holding S.A.H.        No IRS Identification No.
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   2.     Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)
              ------------------------------------------------------------
          (b)
              ------------------------------------------------------------
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   3.     SEC Use Only

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   4.     Source of Funds (See Instructions)

          OO
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   5.     Check if Disclosure of Legal Proceedings Is Required Pursuant
          to Items 2(d) or 2(e)
                               ------------------------------
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   6.     Citizenship or Place of Organization

          Luxembourg
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                        7.     Sole Voting Power
   Number of
                                    2,138,874
   Shares              --------------------------------------------------------
                        8.     Shared Voting Power
   Beneficially
                                    0
   Owned by            -------------------------------------------------------
                        9.     Sole Dispositive Power
   Each
                                    2,138,874
   Reporting           ---------------------------------------------------------
                       10.     Shared Dispositive Power
   Person With
                                    0
  ------------------------------------------------------------------------------
  11.     Aggregate Amount Beneficially Owned by Each Reporting Person

          2,138,874
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  12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)

          ----------------------------------------------
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  13.     Percent of Class Represented by Amount In Row (11)

          9.29%
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  14.     Type of Reporting Person (See Instructions)

          CO
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SCHEDULE 13D

Item 1 - Security and Issuer

     (a)  Name and Address of the Principal Executive Offices of the Issuer:

          Donar Enterprises, Inc.
          Concertgebouwplein 13
          1071 ll Amsterdam
          The Netherlands

     (b) Title and Class of Equity Securities: Common Stock, par value $0.001 per share.

Item 2 - Identity and Background

     (a)  Wind Worth Luxembourg Holding S.A.H.

     (b)  Rue de L'industrie, 19
          8069 Bertrange
          Luxembourg

     (c)  Investment company

     (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

     (e) During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f)  Luxembourg

Item 3 - Source and Amount of Funds or Other Consideration

          On June 30, 2005, the Reporting Person exchanged 2,933,530 ordinary shares of Playlogic International N.V., a Dutch entity ("Playlogic"), for the 2,138,874 shares of the Issuer's common stock (the "Shares") in a share exchange transaction between the Issuer, Playlogic, Playlogic's shareholders.

Item 4 - Purpose of Transaction

          The Reporting Person acquired the shares of the Issuer's common stock in exchange for its ordinary shares as a shareholder of Playlogic in the share exchange transaction described in Item 3 above.

          The Reporting Person does not have any plans or proposals which relate to or may result in any of the matters described in paragraphs (a) through (j) of Item 4.

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Item 5 - Interest in Securities of the Issuer

     (a) As of June 30, 2005, the Reporting Person is the beneficial owner of 2,138,874 shares of the Issuer's common stock, which is 9.29% of the 23,027,989 shares of the Issuer's common stock outstanding on that date.

     (b) As of June 30, 2005, the Reporting Person has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,138,874 shares of the Issuer's common stock.

     (c)  Not applicable

     (d)  Not applicable

     (e)  Not applicable

Item 6 - Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Pursuant to an Escrow Agreement dated June 30, 2005, 100,785 of the shares of the Issuer's common stock owned by the Reporting Person are being held in escrow and will be released in 2006, depending on the operating results of the Issuer.


Item 7 - Material to be Filed as Exhibits

          Not applicable.

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                                  SCHEDULE 13D

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        Date: July 8, 2005

                                        WIND WORTH LUXEMBOURG HOLDING S.A.H.


                                        /s/ Luc Voet
                                        ------------------------------------
                                        Name:  Luc Voet
                                        Title: Director